Exhibit 4.64

James Noble

10th April 2017

Dear James,

Fee increase

I am pleased to confirm that with effect from the 1st January 2017 your fees have been increased to $92,000 per annum.

All other terms and conditions of your appointment remain unchanged.

If you have any questions please do not hesitate to contact me.

Yours Sincerely

/s/ Adam George
Adam George
Company Secretary

GW Pharmaceuticals plc Sovereign House, Vision Park, Histon, Cambridge, CB24 9BZ

Telephone: +44 (0)1223 266800 www.gwpharm.com